SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

ZYNGA INC.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

98986T108

(CUSIP Number)

DECEMBER 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98986T108	13G/A

1.	Names of Reporting Persons Mark J. Pincus
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 72,280,499 (1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 72,280,499 (1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,280,499 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 8.3% (3)
12.	Type of Reporting Person (see instructions) IN

(1)

Includes 6,400,000 shares of Class A common stock subject to options held by Mr. Pincus that are exercisable within 60 days of December 31, 2018 and 13,736 shares of Class A common stock subject to restricted stock unit awards held by Mr. Pincus that will vest within 60 days of December 31, 2018.

(2)	Includes 27,765,634 shares of Class A common stock held by Ogden Enterprises LLC, of which Mr. Pincus serves as manager.
(3)	Based on 861,110,993 shares of Class A common stock outstanding as of December 31, 2018, as reported by the Issuer to Mr. Pincus.

CUSIP No. 98986T108	13G/A

1.	Names of Reporting Persons Ogden Enterprises LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 27,765,634 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 27,765,634 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,765,634 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 3.2% (2)
12.	Type of Reporting Person (see instructions) OO

(1)	Represents shares of Class A common stock held directly by Ogden Enterprises LLC.
(2)	Based on 861,110,993 shares of Class A common stock outstanding as of December 31, 2018, as reported by the Issuer to Mr. Pincus.

Item 1(a).	Name of Issuer:

Zynga Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

699 Eighth Street San Francisco, CA 94103

Item 2(a).	Name of Person Filing:

Mark J. Pincus Ogden Enterprises LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o Zynga Inc. 699 Eighth Street San Francisco, CA 94103

Item 2(c).	Citizenship:

	Mark J. Pincus		USA
	Ogden Enterprises LLC		Delaware

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP Number:

98986T108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

	(a)	Amount Beneficially Owned:

		Mark J. Pincus	72,280,499 (1)(2)

		Ogden Enterprises LLC	27,765,634 (3)

	(b)	Percent of Class:

		Mark J. Pincus	8.3%(4)

		Ogden Enterprises LLC	3.2%(4)

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote

		Mark J. Pincus	72,280,499 (1)(2)

		Ogden Enterprises LLC	27,765,634 (3)

(ii)	Shared power to vote or to direct the vote:

	Mark J. Pincus	0

	Ogden Enterprises LLC	0

(iii)	Sole power to dispose or to direct the disposition of:

	Mark J. Pincus	72,280,499 (1)(2)

	Ogden Enterprises LLC	27,765,634 (3)

(iv)	Shared power to dispose or to direct the disposition of:

	Mark J. Pincus	0

	Ogden Enterprises LLC	0

(1)

Includes 6,400,000 shares of Class A common stock subject to options held by Mr. Pincus that are exercisable within 60 days of December 31, 2018 and 13,736 shares of Class A common stock subject to restricted stock unit awards held by Mr. Pincus that will vest within 60 days of December 31, 2018.

(2)	Includes 27,765,634 shares of Class A common stock held by Ogden Enterprises LLC.
(3)	Represents shares of Class A common stock held directly by Ogden Enterprises LLC.
(4)	Based on 861,110,993 shares of Class A common stock outstanding as of December 31, 2018, as reported by the Issuer to Mr. Pincus.

Item 5.	Ownership of 5 Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of a Group

Not applicable

Item 10.	Certification

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Mark J. Pincus
Mark J. Pincus

OGDEN ENTERPRISES LLC

/s/ Mark J. Pincus
Mark J. Pincus, Manager

Dated: February 13, 2019

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)